SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-6B-2

                          Certificate of Notification
                                       of
                    The Connecticut Light and Power Company
           with respect to Financing of Pollution Control Facilities

Certificate is filed by:  The Connecticut Light and Power Company (the
"Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

     Reference is made to File Number 040-00403 and the Company's Forms U-6B-2 filed on May 22, 1996 and January 31, 1997 (the "Original Forms") describing the transactions entered into on May 21, 1996 and January 23, 1997. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Forms.

1. Type of the security or securities: See Original Forms. On January 21, 1998, the Company, Societe Generale, New York Branch (the "Standby Bank"), and State Street Bank and Trust Company, as successor to the Trustee, entered into Amendment No. 1 dated January 21, 1998 ("Amendment No. 1") to the Standby Bond Purchase Agreement dated January 23, 1997, among the Company, the Standby Bank and the Trustee. Pursuant to Amendment No. 1, the expiration date of the liquidity facility issued by the Standby Bank in support of the Bonds was extended from January 21, 1998 to January 19, 1999.

2 through 15.  See Original Forms.

               THE CONNECTICUT LIGHT AND POWER COMPANY



               By_________________________/s/ Rebecca Matthews Parent
               Rebecca Matthews Parent
               Day, Berry & Howard
               CityPlace I
               Hartford, CT 06103-3499
               Its Attorney

Date: January 21, 1998